PMI VENTURES LTD.
511 – 475 Howe Street
Vancouver, BC V6C 2B3
Ph: (604) 682-8089 Fax: (604) 682-8094

VIA SEDAR

May 31, 2004

Statutory Filings
British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs and Mesdames,

CONFIRMATION OF MAILING

This is to confirm that the following document was mailed to the shareholders of the Company on May 31, 2004:

Interim financial statements for the three months ended March 31, 2004.

Yours truly,

PMI VENTURES LTD.

"Laurie Sadler"

Laurie Sadler
President